UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

UPLAND SOFTWARE, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

91544A109

(CUSIP Number)

David Chung

Ulysses Aggregator, LP

c/o HGGC, LLC

1950 University Avenue, Suite 350

Palo Alto, CA 94303

Tel: (650) 321-4910

with a copy to:

David B. Feirstein, P.C.
Marshall P. Shaffer, P.C.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Tel: (212) 446-4800

Jennifer Wu

Bryan D Flannery
Kirkland & Ellis LLP

401 Congress Avenue

Austin, TX 78701

(512) 678-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91544A109

1	NAMES OF REPORTING PERSONS Ulysses Aggregator, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,571,428(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,571,428(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,571,428(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.20%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	The Reported Securities represent Common Stock underlying 115,000 shares of Series A Preferred which may be converted into 6,571,428 shares of Common Stock.

(2)	Percentage calculation is based on 31,632,628 shares of Common Stock outstanding as of July 29, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 9, 2022, and adjusted to include the Common Stock issuable upon conversion of the Series A Preferred Stock.

CUSIP No. 91544A109

1	NAMES OF REPORTING PERSONS HGGC Fund IV GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,823,155(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,823,155(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,823,155 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.86%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	The Reported Securities include (i) Common Stock underlying 115,000 shares of Series A Preferred which may be converted into 6,571,428 shares of Common Stock and (ii) 251,727 shares of Common Stock.

(2)	Percentage calculation is based on 31,632,628 shares of Common Stock outstanding as of July 29, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 9, 2022, and adjusted to include the Common Stock issuable upon conversion of the Series A Preferred Stock.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Upland Software, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 401 Congress Avenue, Suite 1850, Austin, Texas 78701.

Item 2. Identity and Background

(a)-(c) This statement is filed on behalf of: (i) Ulysses Aggregator, LP, a Delaware limited partnership (“Aggregator LP”) and (ii) HGGC Fund IV GP, Ltd., a Cayman Islands exempted company (“Fund IV GP Ltd.”), hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”.

The address of the principal business office of each of the Reporting Persons is c/o HGGC, LLC, 1950 University Avenue, Suite 350, Palo Alto, CA 94303. The principal business of Aggregator LP is investing in securities. The principal business of Fund IV GP Ltd. is performing the functions of, and serving as, the ultimate general partner of Aggregator LP and as the sole member of Ulysses Aggregator GP, LLC (“Aggregator GP”), and Fund IV GP Ltd.’s investment committee exercises sole voting and investment discretion over the reported securities. Richard F. Lawson, Jr. and J. Steven Young are directors of Fund IV GP Ltd. (“Fund GP Directors”) and Co-Founders of its affiliate, HGGC, LLC, where Mr. Young also serves as Chairman and Mr. Lawson serves as Chief Executive Officer.

(d) During the last five years, none of the Reporting Persons, Aggregator GP or the Fund GP Directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, Aggregator GP or the Fund GP Directors have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(c) above for citizenship or place of organization, as applicable.

Item 3. Source and Amount of Funds or Other Consideration

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

On July 14, 2022, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Aggregator LP (also referred to herein as the “Purchaser”), an affiliate of HGGC, LLC, to issue and sell at closing 115,000 shares of new designated Series A Convertible Preferred Stock of the Issuer, par value $0.0001 per share (the “Series A Preferred Stock”), at a price of $1,000 per share (the “Initial Liquidation Preference”), for an aggregate purchase price of $115,000,000 (the “Investment”). The Issuer will use the proceeds of the Investment (a) for general corporate purposes and (b) for transaction-related fees and expenses. The Series A Preferred Stock is convertible into shares of Common Stock at a conversion price equal to $17.50 per share subject to certain customary adjustments in the event of certain events affecting the price of the Common Stock. The payment of the aggregate purchase price by the Purchaser described above was funded by capital contributions by the Purchaser’s partners.

At the time of the Investment, 251,727 shares of Common Stock included in the reported securities were owned by Bloom Acquisitions 1, LP, a Delaware limited partnership and an affiliate of Aggregator LP.

Item 4. Purpose of Transaction

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following:

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer (the “Board”), members of management or other security-holders of the Issuer, or other third parties from time to time, and taking steps to explore, prepare for or implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, evaluating strategic alternatives as they may become available and entering into confidentiality, standstill or other similar agreements with the Issuer, its subsidiaries and/or any advisors or third parties. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt or equity financings of the Issuer or any of its subsidiaries; changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above. The Reporting Persons may participate in an auction or similar process regarding any such courses of action (including, but not limited to, an extraordinary corporate transaction) with respect to the Issuer or its subsidiaries, including submitting an indication of interest, letter of intent, term sheet, offer letter or other similar expression of interest and in connection therewith; engaging advisors; communicating with the Issuer, its subsidiaries and other third parties (including various advisors), taking actions regarding prospective financing for any such course of action, including, without limitation, exchanging information, negotiating terms and entering into commitment letters and related agreements and/or any other similar agreements; and preparing, revising, negotiating into agreements with Issuer and its subsidiaries. Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal.

Subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, the Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including common stock and/or other equity, debt, notes or other financial instruments related to the Issuer or the common stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective members, stockholders, partners or beneficiaries, as applicable, transferring shares of common stock to affiliated transferees, or the entry into a total return swap, asset swap or repurchase transaction) from time to time, in each case, in open market or private transactions, block sales or otherwise. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Any transaction that any of the Reporting Persons or their affiliates may pursue, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments; an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; general industry and economic conditions; the securities markets in general; tax considerations; the Reporting Persons’ or such affiliates’ trading and investment strategies, other investment and business opportunities, applicable legal and/or contractual restrictions and liquidity requirements; and other factors deemed relevant by such Reporting Persons and such affiliates.

Item 5. Interest in Securities of the Issuer

(a) and (b) Calculations of the percentage of the shares of Common Stock beneficially owned assumes that there were 31,632,628 shares of Common Stock outstanding as of July 29, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022.

The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on Rows 7 through 11 and Row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, Aggregator LP directly holds 115,000 shares of Series A Preferred Stock, which is currently convertible into 6,571,428 shares of Common Stock, based upon a conversion price equal to $17.50 per share, and Bloom Acquisitions 1, LP, a Delaware limited partnership and an affiliate of Aggregator LP, directly holds, in the aggregate, 251,727 shares of Common Stock.

Aggregator GP exercises sole voting and investment discretion over the reported securities. Richard F. Lawson, Jr. and J. Steven Young, are the directors of Fund IV GP Ltd., the sole member of Aggregator GP, and therefore may be deemed to beneficially own the reported securities but disclaim such beneficial ownership. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the foregoing or the Reporting Persons is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c) Except as set forth in Item 3 of this Schedule 13D, none of the Reporting Persons has effected any transaction in Common Stock in the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Designation of Series A Preferred Stock

The Series A Preferred Stock issued to the Reporting Persons at the closing of the Investment (the “Closing”) has the powers, designations, preferences, and other rights set forth in the Certificate of Designation of the Series A Preferred Stock (the “Certificate of Designation”). The holders of Series A Preferred Stock (each, a “Holder” and collectively, the “Holders”) are entitled to dividends (“Regular Dividends”) (i) at the rate of 4.5% per annum until but excluding the seven year anniversary of the Closing, and (ii) at the rate of 7% per annum on and after the seven year anniversary of the Closing. The Holders are also entitled to fully participate in any dividends or other distributions declared or paid on the Common Stock on an as-converted basis.

Conversion Rights

Each Holder has the right, at its option, to convert its Series A Preferred Stock, in whole or in part, into fully paid and non-assessable shares of Common Stock at a conversion price equal to $17.50 per share subject to certain customary adjustments in the event of certain events affecting the price of the Common Stock (the “Conversion Price”) and up to an issuance cap of 19.9% of the shares issued and outstanding as of Closing until certain shareholder approvals are received.

Redemption and Repurchase Rights

The Issuer may redeem all or any of the Series A Preferred Stock for cash at any time beginning seven years after the Closing at a price equal to 105% of the Liquidation Preference plus accrued and unpaid dividends to, but excluding, the redemption date. Upon a “Fundamental Change” (involving a change of control as further described in the Certificate of Designation), each Holder shall have the right to require the Issuer to redeem all or any part of the Holder’s Series A Preferred Stock for an amount equal to the greater of (i) the sum of 105% of the Liquidation Preference and a customary make-whole amount, and (ii) the amount that such Holder would have received had such Holder, immediately prior to such “Fundamental Change,” converted the Holder’s Series A Preferred Stock into Common Stock, without regard to the Issuance Limitation.

Voting & Consent Rights

The Holders generally will be entitled to vote with the holders of the shares of Common Stock on all matters submitted for a vote of holders of shares of Common Stock (voting together with the holders of shares of Common Stock as one class) on an as-converted basis. Additionally, subject to certain exceptions, the consent of the Holders of a majority of the outstanding shares of Series A Preferred Stock (the “Majority Holders”) will be required, for so long as shares representing 25% of the Series A Preferred Stock outstanding as of the Closing remain outstanding, for material actions, including actions that might adversely affect holders of the Series A Preferred Stock.

Preemptive Rights

Subject to certain customary exceptions, if the Issuer makes any non-public offering of any capital stock of, other equity or voting interests in, or equity-linked securities of, the Issuer or any securities that are convertible or exchangeable into (or exercisable for) capital stock of, other equity or voting interests in, or equity-linked securities of, the Issuer (subject to certain customary exceptions), each Holder shall have the right to acquire from the Issuer its pro rata portion of the securities being offered for the same price and on the same terms as that offered to the other purchasers of such securities.

Registration Rights Agreement

On August 23, 2022, the Purchaser and the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, the Purchaser will have certain customary registration rights, including rights with respect to the filing of a shelf registration statement, underwritten offering rights and piggy back rights with respect to any shares of Series A Preferred Stock or Common Stock issuable upon conversion of the Series A Preferred Stock.

Board Rights

The Majority Holders, voting as a separate class, have the right to elect, for so long as the Purchaser and its affiliates beneficially own in the aggregate at least 5% (the “Ownership Condition”) of the shares of Common Stock on a fully diluted basis including the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock, one member (the “Series A Director”) of the Issuer’s board of directors (the “Board”). In addition, the Majority Holders, voting as a separate class, have the right to elect, for so long as the Purchaser and its affiliates own in the aggregate at least 10% of the shares of Series A Preferred Stock (or Common Stock into which it is convertible) outstanding as of the Closing, one non-voting observer to the Board. The Series A Director is entitled to serve on each committee of the Board, subject to applicable rules and regulations of the Nasdaq.

As provided by the Certificate of Designation, the Majority Holders’ initial nominee to serve as Series A Director was David Chung, and Mr. Chung was elected to serve as a Class II director for a term expiring at the Company’s 2025 annual meeting of stockholders following the issuance of the Series A Preferred Stock on August 23, 2022. Thereafter, so long as the Ownership Condition continues to be met, the Issuer will have the right to nominate the Series A Director for election to the Board by the Issuer’s stockholders.

The description of the Purchase Agreement, Certificate of Designation and Registration Rights Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such documents which are incorporated by reference hereto.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of August 25, 2022, by and among the Reporting Persons (filed herewith).
99.2	Securities Purchase Agreement, dated as of July 14, 2022, by and among Upland Software, Inc. and Ulysses Aggregator, LP (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on July 14, 2022).
99.3	Certificate of Designation (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on August 23, 2022).
99.4	Registration Rights Agreement, dated as of August 23, 2022, between Upland Software, Inc. and Ulysses Aggregator, LP (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 23, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2022

ULYSSES AGGREGATOR, LP

By: ULYSSES AGGREGATOR GP, LLC, its General Partner

By:	/s/ David Chung
Name:	David Chung
Title:	President

HGGC FUND IV GP, Ltd.

By:	/s/ Kurt A. Krieger
Name:	Kurt A. Krieger
Title:	Secretary